UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Explanatory Note:

Amendment of Memorandum and Articles of Association

On January 20, 2020, the Board passed a resolution to amend the Registrant’s Memorandum and Articles of Association (the “M&A”) to permit the members of the Registrant to pass resolutions in writing without the need to call meetings. The Registrant has filed the amended M&A with the BVI Registry of Corporate Affairs on January 20, 2020. A copy of the amended M&A is attached as Exhibit 3.1.

Exhibits

3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: January 21, 2020	By:	/s/ Zhigang Liu
	Name:	Zhigang Liu
	Title:	Chief Executive Officer

2